
July 14, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
205 East 42nd Street, 14th Floor
New York, New York 10017

> **Re: Brain Scientific Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 10, 2020**
> **File No. 333-236152**

Dear Dr. Goldstein:

 We have reviewed your amended registration statement and have the following comment.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

Amended Form S-1 filed July 10, 2020

Exhibits

1. It appears from your disclosure on page 1 of the Prospectus Summary that the shares being offered for resale were issued in the merger with MemoryMd and are outstanding. Please file an opinion of counsel that does not contain the qualification as to delivery and payment for the shares that is in the fifth paragraph of the opinion filed as Exhibit 5.1, or advise.

Boris Goldstein
Brain Scientific Inc.
July 14, 2020
Page 2

You may contact Jeanne Bennett at 202-551-3606 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.